710, 530-8th Avenue S.W., Calgary, AB T2P 3S8
Tel.: (403) 267-6569 Fax: (403) 267-6598

March 9, 2005

Alberta Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
L'Autorite des marches financiers
TSX Venture Exchange/TSX
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of the Northwest territories
British Columbia Securities Commission Office of the Administrator, New Brunswick Nova Scotia Securities Commission Registrar of Securities, Prince Edward Island Nunavut Legal Registry

Dear Sirs:

Subject: Provident Energy Trust

We advise the following with respect to the upcoming meeting of Unitholders for the subject Trust:

1.	Meeting Type	Annual
2.	Security Description of Voting Issue	Trust Units/Exchangeables/Ser B Exchangeables
3.	CUSIP Number	74386K104/999903906/74386Y203
4.	Record Date	April 5, 2005
5.	Meeting Date	May 5, 2005
6.	Meeting Location	Calgary AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Edward Spence
Assistant Corporate Trust Officer

cc: Provident Energy Trust
     Lynn Rannelli